SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated 18 October 2010

Commission file number: 001-10533

Rio Tinto plc
(Translation of registrant’s name into English)

2 Eastbourne Terrace
London, W2 6LG, United Kingdom
(Address of principal executive offices)

Commission file number: 000-20122

Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)

Level 33, 120 Collins Street
Melbourne, Victoria 3000, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-151839) OF RIO TINTO FINANCE (USA) LIMITED, RIO TINTO PLC AND RIO TINTO LIMITED AND THE REGISTRATION STATEMENTS ON FORM S-8 (NOS. 33-46865, 33-64380, 333-7328, 333-8270, 333-10156, 333-13988, 333-147914 AND 333-156093) OF RIO TINTO PLC AND RIO TINTO LIMITED, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT HAS BEEN DEEMED FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Recent Event

Rio Tinto and BHP Billiton end plans for iron ore production joint venture

Rio Tinto and BHP Billiton have jointly decided to end plans for an iron ore production joint venture in the Pilbara in Western Australia following extensive discussions with regulators.

Both parties have recently been advised that the proposal would not be approved in its current form by the European Commission, Australian Competition and Consumer Commission, Japan Fair Trade Commission, Korea Fair Trade Commission or the German Federal Cartel Office.

Some regulators have indicated they would require substantial remedies that would be unacceptable to both parties, including divestments, whereas others have indicated they would be likely to prohibit the transaction outright. The parties have mutually agreed that no break fee is payable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc
(Registrant)

By	/s/ Ben Mathews
Name Ben Mathews
Title Secretary

Date 18 October 2010

Rio Tinto Limited
(Registrant)

By	/s/ Ben Mathews
Name Ben Mathews
Title Assistant Secretary

Date 18 October 2010